Exhibit (a)(1)(H)

Email to Trust and Partnership Interest Holders

OFFER TO PURCHASE YOUR LIFE PARTNERS INTERESTS

Dear Interest Holder —

You are receiving this email because you hold an interest in Life Partners Position Holder Trust (the “Trust”) and/or Life Partners IRA Holder Partnership, LLC (the “Partnership”). CFunds Life Settlement, LLC (the “Offeror”) is offering to purchase your interests in the Trust (the “Trust Interests”) and/or the Partnership (the “Partnership Interests” and together with the Trust Interests, the “Interests”) for a cash price of $0.14 per Interest, less any deductions, as further described in the Offer to Purchase. You should read the Offer to Purchase for more complete information about the Offer (as defined in the Offer to Purchase).

A link to the Offer to Purchase can be found here:

A link to the Frequently Asked Questions can be found here:

Attached to this email is a document that will consist of the following:

•	a WHITE Assignment Form labeled Position Holder Trust Interests, which should be used to tender your Trust Interests,
•	a YELLOW Assignment Form labeled IRA Partnership Interests which should be used to tender your Partnership Interests,
•	a letter to Trust Interest holders and
•	a letter to Partnership Interest holders.

To participate in the Offer and receive cash for your Interests, you must submit the applicable Assignment Form, together with the IRS Form W-9 provided (or other appropriate tax form) no later than 5:00 p.m. New York City time on Monday, December 7, 2020. If you hold and wish to tender both your Trust Interests and your Partnership Interests, you must complete a separate Assignment Form and IRS Form W-9 (or other appropriate tax form) for each.

There are a number of ways to submit the applicable Assignment Form and IRS Form W-9 (or other appropriate tax form):

•	by mail to Continental Stock Transfer & Trust Company, the Depositary for the Offer, as follows: Continental Stock Transfer & Trust Company, Attn: Corporate Actions, 1 State Street, 30th Floor, New York, New York 10004.

•	by fax to the Depositary, as follows: Continental Stock Transfer & Trust Company, Reference: Life Partners Tender Offer, Fax No.: (212) 616-7610.

•	by email to the Offeror, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or by email to Sanford Scott & Company, as follows: Mike Knowles at mbk@asmcapital.com or Seth Moskowitz at scm@asmcapital.com, who will then forward such documentation to the Depositary.

If you have any questions regarding the Offer, you should contact Offeror’s representatives, as follows: Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com, or call (800) 266-3810.

You may also contact the representatives of Sanford Scott & Company, as follows: Mike Knowles at mbk@asmcapital.com, or call (516) 422-7101, or Seth Moskowitz at scm@asmcapital.com, or call (516) 422-7111.

Sincerely,

CFunds Life Settlement, LLC,

an entity managed by Contrarian Capital Management, L.L.C.